Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 17, 2009, NRG Energy, Inc. began using the following presentation in discussions with investors. The presentation will also be available on NRG’s website.

Exelon's Exchange Offer for NRG: Unchanged and Unpersuasive Investor Meetings June 2009 Assessing Developments in the Relative Value and Prospects of Exelon and NRG since the Launch of Exelon's Hostile Takeover Attempt in October 2008

Safe Harbor Statement Important Information In connection with its 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"), NRG Energy, Inc. ("NRG") has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the "SEC"). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG. Investors and stockholders will be able to obtain free copies of NRG's definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC's website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG's directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009. Forward-Looking Statements This communication contains forward-looking statements that may state NRG's or its management's intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Exelon-NRG -- Current Status The third expiration date of Exelon's conditional "exchange offer" is June 26, 2009 While the third expiration date will not result in the actual exchange of a single NRG share into Exelon shares any more than the first or second expiration date did, the outcome will be perceived as a barometer of NRG shareholder sentiment with respect to the merits of Exelon's 0.485 fixed exchange ratio offer for NRG Exelon's response to receiving 51% tender on the second expiration date of its offer was to: Not increase its original offer or improve it in any way Not arrange debt financing Not provide any reasonable assurance as to credit rating agency reaction to the proposed combination - or to the amount of equity Exelon may need to issue to support its credit rating objectives Not provide any detail or even an outline of a credible business plan or hedging program suitable for a 48,000 MW - ~250 million MWh/year merchant generation fleet, with significant collateral/liquidity requirements Exelon has provided clarification to its medium-term hedge disclosure, with the result being that the market now understands that Exelon's fleet is much less hedged volumetrically in 2011-2012 than had been commonly understood, and as acknowledged that rating agency concerns dictate a very substantial equity offering According to recent published comments attributed to John Rowe, Exelon's Board will reconsider their offer at an Exelon Board meeting on June 30th and may increase their bid at that time

On the Other Hand, NRG has... ....Over the past three months: Succeeded in acquiring the retail electricity business of RRI Energy in a strategically complementary and significantly value accretive transaction Succeeded in sale of MIBRAG (June 10, 2009), our German lignite business, at significant value Succeeded in contracting for the acquisition of the 500MW eSolar development portfolio and progressing the balance of our renewables development portfolio Succeeded in the off-balance sheet non-recourse debt financing for our 400MW GenConn projects ($534M), as well as the recourse debt associated with Dunkirk backend controls ($58M) Succeeded in becoming one of the four nuclear development projects advanced by the DOE in the nuclear loan guarantee program, setting the stage for NRG to be a first mover in the "nuclear renaissance" EXELON - NRG: THEN to NOW

Comparative Value Analysis

Exelon Gross Margin Outlook: Heat Rate Contraction in PJM Heat rate contraction in NIHub and PJM East: Recession: Destruction of Midwestern industrial production weakening near term fundamentals Major wind projects are being priced into heat rates. 100+ GW of wind projects in PJM and MISO interconnection queue. Transmission projects such as Green Power Express, given FERC contingent approval. Increased Carbon policy clarity as RES is part of Waxman bill; EPA study of Waxman impact implies lower carbon prices Exelon Generation (2008 GWh, %) 2 NIHUB Round the Clock Implied Market Heat Rate1 (1) Source: PJM NI Hub forward market prices and NYMEX Natural gas prices; (2) Source: Ventyx Energy Velocity NIHUB Exelon appears to be forward hedging into sharply declining PJM heat rate market

Exelon Gross Margin Outlook: Capacity Auction Results in PJM PJM RPM Auction Results ($/MW-day) Exelon Unforced Capacity, UCAP (MW)1 11,400 1,403 8,888 21,700 Capacity Revenue (Unhedged portfolio) 2011 / 2012 $458.8 $56.5 $357.7 $873.1 2012 / 2013 68.5 68.3 453.3 590.1 Projected Change in Gross Margin ($390.4) $11.8 $95.6 ($282.9) (1) Unforced Capacity MW from Exelon 3/10/2009 2009 Investor Conference presentation (pg. 39), adjusted by pool wide EFORd of 6.44% for 2012/2013 and 6.21% for 2011/2012 per PJM auction report. Capacity clearing prices per PJM RPM auction results. Share price impact based on 7.9x market implied EV/EBITDA multiple (based on 10/17/08 enterprise value and Wall Street EBITDA estimates) and 8% discount rate based on average of Wall Street estimates PJM Capacity results imply a $2.18/share negative impact to Exelon's Share Price

NRG Gross Margin Outlook: NG and HR in Texas

- **Reliant Transaction:**

  Balanced portfolio positioned to offset short term market contraction and manage long term heat rate position

- **Carbon Legislation**:

  Increased policy clarity implies lower CO_2 prices and continued support for allocations to initially hold merchant coal largely neutral, thus allowing, with time, the support and deployment of key low/no CO_2 technologies

- **Expanding ERCOT Heat rates:**

  Bullish expectations of long term Texas economic recovery, new generation build uncertainty, CO_2 cost bidding exceeding anticipated wind and CREZ transmission build impact

- **Natural Gas**:

  Short term contraction. Long term expansion following economic recovery expectations

Natural Gas NYMEX Henry Hub[1]


$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
$/mmbtu
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Baseload % Hedged
82%
69%
45%
27%
11%
2010
2011
2012
2013
2014
% Hedged
10/17/2008
6/11/2009

ERCOT - Houston Zone Round the Clock Market Heat Rates[1]


9.00
8.50
8.00
7.50
7.00
6.50
6.00
mmbtu/MWh
2010
2011
2012
2013
2014
10/17/2008
6/11/2009

(1) Source: ERCOT Houston zone forward market heat rate quotes and NYMEX natural gas prices. Volumetric hedge percentage from NRG's Q1 earnings presentation on 4/30/09

7

Gross Margin Trends: Exelon vs. NRG

2014 Forecasted Gross Margin, 10/17/2008 and 6/11/2009 Cases



$MM/year
($853 MM)
Exelon
10/17/2008
6/11/2009
Curve Date

Walk-through of Energy margin Changes[1]		
Impact of Contracting Heat Rates[2]	$	(1,089) MM
Impact of Increasing Natural Gas Prices[3]	$	236 MM
Net Impact of Heat Rates and Natural Gas movements to energy margin		**($853)** MM

Impact to energy margin due to contraction in heat rates and increase in natural gas drive a $6.60/share negative impact to Exelon



$MM/year
$423MM
NRG
10/17/2008
6/11/2009
Curve Date

Walk-through of Energy margin Changes[4]	
Impact of Expanding Heat Rates[5]	$332 MM
Impact of Increasing Natural Gas Prices[6]	$91 MM
Net Impact of Heat Rates and Natural Gas movements to energy margin	**$423** MM

Impact to energy margin due to heat rate and natural gas price expansion drive a $5.29/share increase to NRG

Source: NRG analysis, based on Exelon disclosure before and after 10/17/08. Exelon generation from 2008 Fact Book on Exelon Investor Relations website

Notes:
(1) Assumes 8% discount rate (average of Wall Street analyst estimates) and 7.9x implied EV/EBITDA multiple (based on 10/17/08 enterprise value and Wall Street EBITDA estimates)
(2) Heat Rate sensitivity : (0.93) mmbtu/mwh weighted average Heat Rate change (10/17/08-6/11/09) * $7.80 mmbtu 6/11/09 NYMEX NG price * 150 Twh's per Exelon Fact Book = $(1,089)MM
(3) Gas Sensitivity: $0.20/mmbtu change in natural gas * 7.88 mmbtu/mwh 10/17/08 Weighted average Heat Rate * 150 Twh's = $236MM
(4) Assumes 9.17% discount rate (average of Wall Street analyst estimates) and 5.6x implied EV/EBITDA multiple based on 10/17/08 offer
(5) Heat Rate sensitivity : 0.7 mmbtu/mwh weighted average Heat Rate change (10/17/08 to 6/11/09) * $7.80 mmbtu NYMEX 6/11/09 NG price * 60,100 Gwh's (SC, West Coast assumed contracted) per NRG annual report = $332MM
(6) Gas sensitivity : $0.20/mmbtu natural gas price change (10/17/08 - 6/11/09) * 7.57 mmbtu/mwh 10/17/08 weighted average Heat Rate * 60,100 Gwh's = $91MM

8

Impact of Market and Portfolio Changes on Exchange Ratio

Implied Changes in Exchange Ratio(1)



0.485
0.067
0.033
0.020
0.019
0.586
Exelon Impacts
0
10/17 Offered Exchange Ratio
Gross Margin(2)
Pension Liability(3)
PJM Capacity(2)
Net Debt(4)
0.586
0.097
0.083
0.073
0.021
0.818
NRG Impacts
0
Gross Margin(5)
Reliant(6)
STP 3&4(7)
Net Debt(8)

Market and other changes affecting Exelon since 10/17/08 reflects an implied 21% increase in Exchange Offer ratio

Market and portfolio changes affecting NRG since 10/17/08 reflects an implied 39% increase in Exchange Offer ratio

Source: NRG analysis, based on Exelon disclosure before and after 10/17/08.

Notes: (1) Represents selected factors that impact the Exchange Ratio for illustrative purposes and is not representative of all factors that could impact the Exchange Ratio offer. The exchange ratios are not indicative, nor are they meant to imply, an exchange ratio that the NRG Board would accept or reject

(2) Assumes 8% discount rate (average of Wall Street analyst estimates) and 7.9x market implied EV/EBITDA multiple (based on 10/17/08 enterprise value and Wall Street EBITDA estimates)

(3) Exelon's net Pension and OPEB liability increased by $3,791 million from $2,472 million from Exelon's 9/30/08 10Q to $6,309 from the 3/31/09 10Q

(4) Exelon's net debt decreased by $1.5 billion, caused by an increase in debt of $500mm and cash increase of $2.0 billion from the difference between the 9/30/08 10Q and 3/31/09 10Q

(5) Assumes 9.17% discount rate (average of Wall Street analyst estimates) and 5.6x EV/EBITDA multiple based on 10/17/08 offer implied price

(6) Reliant share price impact from NRG presentation at Deutsche Bank Energy and Utilities Conference 5/27/2009

(7) Change in STP value based on Wachovia report dated June 4, 2009

(8) NRG's net debt change between 9/30/08 and 3/31/09 per form 10Q of $77MM, less purchase of Reliant Energy including working capital of $370MM from NRG's 6/2/2009 presentation, less net bond issuance of $22MM from NRG press release dated 6/2/2009

Conclusion: An inadequate offer to begin with, keeps getting worse…

9

... And that is Before Taking into Account the Dilutive Effect of Exelon's Potentially Massive Equity Issuance

NRG

FFO / debt [1]



Exelon target range: 25 - 30%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
-
23%
20%
22%
26%
23%
25%
25%
23%
25%
2010
2011
2012
Exelon standalone
Pro forma (no equity issuance)
Pro forma ($15bn equity issuance)

(1) Assumptions on synergies, transaction costs and refinancing interest rate as per slide 28. No asset sales and no use of cash on balance sheet to fund transaction.

Impact of an Exelon Equity Issuance on Exchange Offer

	NRG Ownership	Exchange Ratio	Implications for NRG stockholders
Exelon's Offer on 10/17	16.9%	0.485x	
Effective Offer[2] Adjusted for Scenario of:			
$1.0B Exelon Equity Issuance	16.4%	0.470x	3.1%
$2.0B Exelon Equity Issuance	15.9%	0.455x	6.1%

(2) 10/17 Exchange Ratio Equivalent is equal to the exchange ratio that would give NRG the same equity ownership % of the combined company without an equity issuance.

2011 FFO Sensitivities

Exelon assumed 2011 Henry Hub gas price in November 2008 of $8.15[1] and current NYMEX 2011 forward price of $6.82[2]



Change in 2011 Henry Hub Gas Price / Effective 2011 Henry Hub Gas Price ($/mmBtu)
$1 Decrease / $7.15
$2 Decrease / $6.15
$3 Decrease / $5.15
Change in FFO in 2011 ($ mm)(3)
($238)
(88)
($325)
($476)
(177)
($653)
($714)
(265)
($979)
Implied Equity Need to Maintain Target FFO / Debt(4)
$1.0 bn
$2.1 bn
$3.1 bn
EXC Impact
NRG Impact

(1) Source: Exelon 2008 EEI Presentation.
(2) Source: Bloomberg, data as of 4/15/09.
(3) EXC gas sensitivity based on 4/15/09 presentation. NRG gas sensitivity based on 2/12/09 presentation. Tax rate of 39% assumed.
(4) Assumes proforma FFO/Debt level in November 2008 of 25% for EXC+NRG – low end of EXC's target range. Analysis done to solve for same target FFO/Debt level after adjusting for the reduced FFO. Assumes interest expense on reduced debt of 10% and tax rate of 39%.

Two unknowns – S&P and natural gas prices – will drive the size of the Exelon equity issuance

10

The Shrinking Exchange Offer 10/19/08 Exelon's original offer 0.485 at $55(1) /ps = 6/12/09 Exelon's offer today 0.485 at $50(2) /ps = Future Exelon's effective offer 0.455 at $50(2) /ps = if issues $2 billion of new equity to fund its credit rating aspirations $26/ share $24/ share $23/ share With the prospect of a large equity issue, Exelon needs to increase its offer by almost 15% simply to get NRG shareholders back to the inadequate position they were in at the time of the original Exelon offer (1) Market close price 10/17/08 of $54.50, unadjusted for EXC dividend (2) Market close price 6/12/09 of $50.58, unadjusted for EXC dividend "While the recent increase in NRG's share price puts pressure on Exelon to raise its bid, its ability to do so is constrained by the likely need to issue $1.0 billion of equity following the acquisition to pay down debt and sustain its investment grade rating." -- Hugh Wynne, Bernstein Research report June 10, 2009

Exelon Uprates(1) NRG STP 3&4 Peak New MWs 1,326 1080 MW Years (MWs available each year times number of years) 35,026 66,420 Overnight Cost ($ MM) $3,500 $4,000 Average Cost per KW ($) $2,600 $3,700 Cost per KW Year ($) $99 $60 Recourse Capital ($ MM) $3,500 $500 Recourse Capital per KW ($) $2,600 $250 Recourse Capital per KW Year $99 $4 Exelon Nuclear Uprates vs. NRG's Advanced Nuclear Project (STP 3&4) Getting More "Bang-for-the Buck" STP 3&4 has far less recourse capital at risk, and substantially more years of operations at full capacity, plus... (100%) (40%) Source: Exelon Corporation SEC filings and NRG estimates. Note: Total uprates presented reflects Exelon's share of uprates in case of units jointly owned by others.

Where Does Each Company's Growth Initiative Lead? For NRG: For Exelon: NRG's First Mover Advantage in new nuclear can be realized in multiple ways ? Leadership in the Nuclear Renaissance with follow on value drivers in additional projects, intellectual property and development knowhow, construction and supply chain investments

Trading Value: Exelon is Not "Propping Up" NRG's Share Price THEN: Exelon in its own words NOW NOW: Should Exelon choose to update their statements... "Assuming that NRG's stock price maintained its historic relationship to movement in the IPP index, NRG stock would have declined ~16% since October 17, 2008 in the absence of the Exelon offer"1 (1) Source from Exelon presentation dated 2/2009 (2) IPP avg. includes CPN, DYN, MIR, RRI (3) Hybrid Index includes AYE, EIX, FPL, FE, PEG, PPL. "During the same period, EXC's share price increased by ~3.4% to $56.38"1 ....Indeed, NRG's stock price is being constrained by EXC's offer ....If you assume NRG maintains its historic relationship to the IPP index on a relative value basis, NRG share price would be $27.46 vs. current $24.37 (12.7% higher) ....During the period, EXC share price decreased by 7% to $50.58 3/10: EXC Analyst Day Avg2: 6.0x Avg2: 7.7x CPN DYN MIR RRI IPP 1 year forward Multiples October 17, 2008 June 12, 2009 Hybrid Trading Performance 3/10: EXC Analyst Day Exelon: (7%) Hybrids3: 10% 3/10: EXC Analyst Day

Four Key Investor Factors

Four Key Factors 1. Value Equation Key Questions Trend Favors Which company over the last six months has executed on its plan to deliver enhanced value to its shareholders? 2. The Washington Factor 3. Hedging Program Which company's hedge position provides greater protection through the current commodity down-cycle? 4. Allocation of Capital In an era where capital is expensive and scarce to everyone, which company is in a better position to deploy capital in a manner that enhances shareholder value? Factors Will climate and other energy legislation likely out of Washington, in aggregate, favor NRG or Exelon? ? ? ? ?

Factor 1: Value Equation: Free Cash Flow THEN: Exelon in its own words NOW "NRG's position [with respect to Free Cash Flow dilution] is only for a single year [2008]" and... "ignores PECO PPA roll-off in 2011 and Exelon carbon uplift"1 Free Cash Flow dilution to NRG shareholders Implied Exchange Ratio 2012 2011 2010 2009 2008 East 27 27 30 34 31 West 73 73 70 66 69 Exelon Exchange Offer of 0.485 = Implied Ownership of 17% 34% 30% 66% 70% 1.233x 0.897x 2009E 2012E 27% 27% 2010E 2011E 73% 73% 1.041x 0.902x 1.062x 2008E 31% 69% (1) Exelon presentation dated 2/09 NRG Response: Pick any year... let's talk about PECO PPA roll-off and carbon... and just wait until we add the projected contribution of Reliant Energy retail (2) Source: Sell-side research; (3) FCF defined as Cash from Operations less maintenance CapEx but excluding environmental and growth CapEx, dividends, and share repurchases; not intended as guidance of expected results. Percent Contribution of Recurring FCF(2), (3)

Waxman-Markey generally tracks USCAP Blueprint To achieve passage, legislation will need to accommodate coal state legislators Impact on Exelon will depend on state tolerance of EXC's carbon uplift; Impact on NRG will depend on our own success with RepoweringNRG Climate Change Federal RES is progressing in both bodies - independent of climate change in Senate Significant potential impact on baseload coal & nuclear in Midwest where renewables penetration has been low1 Less impact in Texas which already is approaching 20% renewable Federal RES Designed to incent tomorrow's energy infrastructure, not yesterday's Wind, solar, CCS, biomass NRG has initiatives (and applications) with respect to each of those technologies Stimulus Advantage NRG (Significant) Advantage NRG (Significant) Advantage Exelon: (Moderate - possible) (1) Credit Suisse Equity Research "Adventure in Power Market Transformation", December 22, 2008 Factor 2: Washington Legislation Since June 2006, NRG remains at the forefront of legislation and repositioning its portfolio to benefit from potential outcomes NRG View:

Factor 2: Washington Legislation - Climate Change THEN: Exelon in its own words NOW "If passed, John Rowe calculates the Waxman-Markey bill will add $700 to $750 million to Exelon's annual revenues for every $10 per metric ton (Mt) increase in the price of CO2 allowances" -- Hugh Wynne, Bernstein Research report June 10, 2009 If you take a look at Exelon on a standalone and you analyze us on a standalone from carbon, and you assume that we would get the full benefit of the potential value, it's about $1 billion for every $10 of tax, and that's earnings before taxes. Then again, you take a look at the NRG fleet and you evaluate the dilutive effect of our standalone on carbon, it's approximately 10%. So you would, anywhere from 80 to 120 million is the dilution, and that's on a more conservative approach of not getting - the generators not getting any allotment. So, although carbon on a standalone could be slightly dilutive, and that's if you assume we are going to reap that full benefit as the generator, the dilutive effects are minimal compared to the value created of those assets. -- EEI Financial Conference, Nov. 11, 2008, Christopher M. Crane Little to no downside to NRG and far less accretion for EXC, if Illinois and Pennsylvania states actually allow EXC to keep upside W-M allocations keep NRG net neutral in early years and RepoweringNRG creates upside in out-years EPA modeling suggests almost 50% lower benefits to EXC (~$15 prices for 2012 and ~$85 for 2050 under W-M1) than last year (~$28 in 2012 and ~$157 in 2050 under Lieberman- Warner2) (1) The United States Environmental Protection Agency's Preliminary Analysis of the Waxman-Markey Discussion Draft in the 111th Congress, The American Clean Energy and Security Act of 2009; (2) The United States Environmental Protection Agency's Analysis of Senate Bill S.2191 in the 110th Congress, the Lieberman-Warner Climate Security Act of 2008 Latest Update

Factor 2: Washington Legislation -- Renewables Both Senate and House are reaching compromises on Renewable Energy Standards Key features likely to include up to 20% of all energy delivered must be met by renewables, with 5% to 8% achievable by efficiency and "carve outs" for new nuclear Federal transmission siting authority also is likely to emerge "Future power prices will come under pressure relative to current expectations as low variable cost renewable generation is added to the bottom of the supply stack. "The major surprise in our mind is the hit in MISO where coal fired generation was poised to be replaced more frequently by gas fired generation as the marginal source of electricity; with renewables this will likely not happen to the magnitude as previously expected." "Equally interesting to us is that the outlook for ERCOT (Texas) is largely unchanged at basically flat since even with the addition of new renewable resources, the large installed base of efficient gas fueled power plants (CCGTs) remains as the marginal provider of electricity although look for some zonal price differentiation that favors the South and Houston over the West and North." -- CS Equity Analyst, Dan Eggers, December 22,2008 NRG has minimal negative impact and increased growth opportunity while EXC has potential risk of not realizing anticipated carbon uplift due to regional renewables penetration THEN: Exelon in its own words NOW "Our Exelon 2020 work says that the cost of adding all this wind to society is between $50 and $80 per ton of avoided carbon- dioxide. This is not a cheaper way for our customers to deal with the CO2 problems as everybody wants to believe it is. Nonetheless it's very clear that the politics are with building wind, we're going to keep seeing more of it and we are trying very hard to stay on top of it's effects and we are certainly trying to model it in the NRG acquisition. .... it seems to concern us more than it concerns NRG but that's not a helpful comment." -- Q109 EXC earnings call

Factor 3: Hedging Programs Compared: NRG vs... THEN and NOW: Consistent Guidance on Hedge Profile(1) "We raised power producer NRG Energy's corporate credit rating reflective of our view of standalone credit quality... The upgrade is unusually timed amidst sharply lower gas prices, but reflects expected strong and stable cash flows for several years due to the hedged nature of NRG's fleet, as well as a recognition that management's superior execution of its hedge strategy has allowed NRG distinguished itself in the independent power producer (IPP) sector. We see NRG being free-cash-flow positive for the next several years even under our conservative merchant price deck." - S&P press release dated 5/22/09 NRG Baseload Hedge Position(1) S&P's Commentary NRG's effective hedge program insulates the Company from the current commodity down-cycle... Substantially hedged in 2011 (1) Portfolio as of 04/09/2009; 2009 values reflect positions from May 09 through December 09 only

Factor 3: Exelon

THEN: Exelon in its own words

"...the prompt year we're 90 to 98% hedged...[in 2010] upward to a 90% financially hedged...**[in 2011] we're at the top end of the range towards an 80% financially hedge issue."**

- Kenneth W. Cornew, Exelon SVP, Exelon Investor Day Conference, 03/10/09

NOW: Current Hedge Profile(1)



Exelon
92.5%
82.5%
41.5%
2009
2010
2011
Hedged Generation
Open Generation
Much less hedged volumetrically 2011 onwards

S&P & Sell Side Commentary

"Mitigating near-term cash flow volatility is a high level of physical hedges in 2009 and 2010 but this ratio drops off in future years. Because Exelon's merger plan proposes deleveraging from free cash flow sweeps (after capital expenditures and dividends) any decline in net revenues could affect debt reduction targets. We note that the power/commodity forward strips have substantially declined since Exelon made its offer."

-- S&P press release on Exelon's CreditWatch negative status, 04/17/09

"Based on the newly disclosed magnitude of difference between EXC's 2011 financial hedge profile (high end of a 60% to 80% range, or closer to 80%) and what we calculate as closer to a 32% volumetric hedge % for 2011 **we believe the company's long-term earnings growth profile has eroded too much**. As such, we are downgrading our rating to Hold."

-- Deutsche Bank equity research following EXC analyst conference: EXC 2011 More Exposed to Falling Gas, 3/11/09

(1) Midpoint of expected generation hedged for each year as disclosed in April 15, 2009 Exelon Generation Hedging Program presentation

...While Exelon has far more market exposure than previous thought

22

Factor 4: Allocation of Capital

THEN: Exelon in its own words

- Committed to returning Exelon's senior unsecured debt to strong investment grade within the next 3 years
- Targeting stronger credit metrics for the combined entity— 25 - 30% FFO/debt
- **Pay down debt plan** will include: NRG balance sheet cash, asset sale proceeds, ***free cash flow***

-- 10/29/08 Exelon presentation

We believe the market will likely discount NRG's standalone growth prospects given:

- NRG's development model requires external solutions that as a standalone company it cannot implement on its own; and
- The potential cost to finance its development projects and the availability of capital

-- 2/09 Exelon presentation

NOW

NRG raises capital off strength of assets

	Cost to Finance	Type	Amount
GenConn debt	6.79%[1]	Non-recourse	$534M
Dunkirk	2.30%[2]	Recourse	$58M
DOE guaranteed nuclear debt	4.53%[3]	Non-recourse	$6B[4]
Bond Issuance	8.75%[6]	Recourse	$700M

(1) Represents L+350bps, with the current 7 year swap rate at 3.29%; (2) Represents LC backing cost of 2.00% under our revolver, plus current spread of 30 bps (resets weekly); (3) Represents 30 year treasury + 12.5 bps (4) As per last disclosure dated 3/26/08 for overnight costs – "NRG and Toshiba" presentation, page 11; (5) Cumulative since 2003; (6) Coupon of 8.5% plus OID

NOW

And allocates capital in a balanced fashion:

- Debt repaid ($2.0B)[5]
- Share buybacks ($1.9B)[5]
- Growth capex
  - ✓ Texas Genco
  - ✓ West Coast Power
  - ✓ Reliant Energy Retail
  - ✓ Padoma Wind
  - ✓ Long Beach
  - ✓ Cos Cob
  - ✓ Cedar Bayou 4
  - ✓ GenConn

NRG's prudent approach to capital allocation enables us to invest in high value growth while enabling shareholders to derive greater portion of that growth through regular share buybacks

23

Factor 4: Allocation of Capital -- Reliant Retail Valuation Using an EBITDA multiple of 5x - the ongoing implied equity value of the Reliant acquisition is $4.50 per share Purchase Price $288 Working Capital Adjustment 82 Total Purchase Price $370 Gross Margin1 $670 O&M and G&A ~420 Reliant Energy adj. EBITDA2 $250 Adj. EBITDA Run Rate EBITDA Multiple @ $1,000 $1,250 $1,500 EBITDA Multiple @ 4.0x 5.0x 6.0x Implied Price Multiple @ $250M EBITDA = 1.5x Purchase Price (1) Excludes forward MtM impacts; (2) Average EBITDA over medium-term

Four Key Factors 1. Value Equation Key Questions Trend Favors Which company over the last six months has executed on its plan to deliver enhanced value to its shareholders? 2. The Washington Factor Will climate and other energy legislation likely out of Washington, in aggregate, favor NRG or Exelon? 3. Hedging Program Which company's hedge position provides greater protection through the current commodity down-cycle? 4. Allocation of Capital In an era where capital is expensive and scarce to everyone, which company is in a better position to deploy capital in a manner that enhances shareholder value? NRG NRG NRG NRG Factors , in our view, favor NRG

APPENDIX

(1) Exelon February investor presentation, page 9; (2) Energy, capacity and transmission service; (3) Exelon EEI presentation, 11/10/08; (4) Energy and Capacity, excluding transmission FE's recent auction (5/15/09) demonstrated lower prices and lower load serving margins, far below Wall Street and prior FE expectations FE's stock price closed down 10% on the day the auction results were announced Actual auction results 2009 FE ESP filing(2) First Energy Auction Factor 1: Value Equation - Analyzing Second Key Exelon "Growth" Driver(1) Cash Flow uplift from PECO roll-off? ? PECO PPA ExGen touted uplift in 2011 as legacy PECO contract rolls off and is replaced by higher market prices... ....however, FE Auction results could suggest otherwise 2011+ Then Now Current ExGen Contract (4) Exelon provided "illustrative" guidance on PECO rates increasing to $107.50/MWH in 2011 based on PPL's auction results(3)

Strategic Rationale - Exelon: Caught in a Rating Agency Vicious Cycle Exelon seeks to maintain an investment grade rating primarily for the benefit of its utility business, not for the benefit of its much larger competitive power generation business Issue Equity (to maintain standalone credit rating) Exelon BBB/Baa2 Pay Down Debt and Increased Dividend Burden Exelon/NRG Proforma Rating ? Pension & OPEB and CAPEX Funding "There haven't been any formal conversations with the ratings agencies on what we require to do to make the liquidity metrics or the metrics overall...There are many scenarios that you can put together including some type of equity issuance." -C. Crane, Exelon COO March 10, 2009 Exelon's initial liquidity appears satisfactory for a large hybrid utility Exelon's post-combination liquidity appears woefully inadequate for the massive competitive power generation company it would become if it acquired NRG Issue Equity and/or sell greater portion of assets (to achieve proforma combination rating) Negative Synergies and Cash Flows Stand-alone Risks -weak markets -lower contracted position - lower commodity prices

Pre-Tax Run Rate Synergies Year 2 + Annual Cash Impact to Combined Company in millions Note: Estimated synergies are midpoint of Exelon's range of $180 - $300mm per year; with one half of synergies realized in Year One, all synergies realized by Year Two. Transaction Costs, refinancing interest rate of 10% and costs to implement synergies derived from Exelon estimates disclosed in their EEI presentation of 11/11/08. Assumption that additional interest costs apply to $4.7B of refinanced notes and $2.4B of Term B Loans using 4/17/09 3M LIBOR Pre-Tax Synergy Estimate Year 1 Cash Impact to Combined Company in millions $240 ($302) ($62) $120 ($654) ($100) ($302) ($936) Strategic Rationale- Synergies, as Estimated by EXC, Would be Offset by Transaction Costs Assuming Exelon eventually obtains the financing needed to close the transaction, higher interest rates and transaction costs are likely to more than offset projected G&A synergies Projected Synergies Additional Interest Net Pre-Tax Synergies Projected Synergies Transaction Cost Cost to Implement Additional Interest Net Pre-Tax Synergies

YE 2007 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 NRG 247 245 252 225 262 EXC OPEB 2494 2470 2477 2472 6366 Strategic Rationale: Unfunded Pension and OPEB Has Created a Significant Issue for Exelon, but Not for NRG - S&P 500 Given further market deterioration, EXC Pension liabilities likely have increased Post-exchange offer, Exelon has lost significant equity value to increased pension and OPEB liabilities, while NRG's exposure remains minimal In millions Source: Exelon's SEC filings and 3/10/09 Investor Day Conference Post-exchange offer, pension and OPEB liabilities increased significantly, to the detriment of all equity holders Exelon offer (10/20/08) Lost Exelon Equity Value YE 2005 Q1 2008 Q2 2008 Q3 2008 YE 2008 Q1 2009 S&P 500 1468 1322 1280 1166 903 797 Pension 777 721 694 654 4111 EXC Pension

Strategic Rationale - Risk Summary: Exelon Adds Risk Across the Board 2009 - 2010 2010 - 2011 Distraction Retention and recruiting Economic waste Opportunity cost of missed partnerships and acquisitions Financing Rating Agencies Regulatory Approvals Integration Management Experience Ratings Downgrade Risk Regulatory "Claw back" risk Normal Business Risk Operating risk Commodity risk Financial risk The proposed transaction presents near-term implementation and additional ongoing business risks, for which EXC has disclosed no mitigation plan and has provided no compensation to NRG stockholders Contest Risk Implementation Risk Combination Risk Ongoing All Actively Managed and Largely Mitigated Normal Business Risk Ongoing Recessionary impact on IL and PA Nuclear operating and decommissioning risk Political/ Regulatory risk ^

1. Complementary business assets West Coast Power - 2006 Texas Genco - 2006 Reliant Retail - 2009 2. Repowering and Renewables Padoma Wind eSolar NINA GennConn & Other 3. Environmental & Maintenance Allocating Capital Prudently Cash from Operations Asset Sales Capital Allocation >$8 billion 2004-2009(1) Cash Redeployment (1) 2004 through 2008 actual allocation plus 2009 forecast 2004- 2009(1) Actively redeploying capital from sales of non-core assets into value-enhancing transactions that strengthen our business profile in our core markets Business Reinvestment 20% Growth Capital 12% Pfd Div. 3% Pay Down Debt 26% Shareholder Return 28% Cash Build 11% February 23, 2009: For under $10 million, acquired initial rights to develop up to 500 MW of solar power through venture with eSolar June 10, 2009: Closed on sale of MIBRAG for appx $260 million pre-tax May 1, 2009: Closed on the acquisition of Reliant Energy's retail business for $288 million, plus WC Recent Value Accretive Events

The Right Technology: Advanced Boiling Water Reactor (ABWR)

ABWR is the most viable approach to new nuclear

	Our Choice ABWR	ESBWR	AP1000	EPR
Manufacturers	GE, Hitachi, Toshiba	GE	Westinghouse	AREVA
Unit Size	1,350	1,600	1,000	1,600
Reactor Design	Boiling Water Reactor	Boiling Water Reactor	Pressurized Water Reactor	Pressurized Water Reactor
NRC Certified Design	Yes	No	Yes	No
Status of Design Engineering	Completed except for site specific changes	In Progress	In Progress	In Progress
Units Commissioned / In Operation	4	0	0	0

- ✓ Already certified by NRC
- ✓ Four units successfully commissioned
- ✓ Design is complete
- ✓ Dependable construction schedule & supply chain

ABWR technology has been commercially deployed for 10 years in Japan with plants built "on time and on budget."

Proven Design: Timely Construction, Flawless Operation

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More Specifically, What Is NRG's Downside Before COL? CPS $4 B NINA (with new partner) $6 B 40% 60% $10 B US & Japan Loan $4.8 B NINA Equity $1.2 B $6 B 80% 20% Representative Project Cost and Sources of Funds (1) NINA Share Equity Sources Toshiba $300 MM NRG $600 MM $1.2 B New Partner $300 MM The addition of an additional partner further manages NRG's cash commitment and pre-COL risk NINA (1080 MWs) New Partner (540 MWs) CPS Energy (1080 MWs) AA+ municipal utility serving its own load - Mix of industrials and load serving entities - Average credit rating is single-A - Several additional counterparties have also shown interest in capacity MOU representing 1,600 MWs (>100% of available capacity) The Right Strategy: Offtake Certainty (1) Excludes $500 million non-recourse facility from Toshiba for long lead materials

Creating Cost Certainty - Overnight Reference NRG's choice of ABWR, with a fixed price contract, creates significantly more price certainty than other developers Significant risk mitigation by selecting ABWR technology which has been built four times Provides history of full engineering and nearly all quantities required for construction are known Primary open risk for our activities is the difference between U.S and Japanese labor productivity NRG will have a closed book, fixed price contract at financial closing, at which point escalation risk will cease Similarly, NRG intends to hedge its foreign exchange exposure as it makes its financial commitments